INVEST IN **AMERICAN RECOVERY PARTNERS**

# Anytime/anywhere behavioral health services


American Recovery Partners
InHome Recovery
Recovery Club America
Recovery Club America
Add Post
Ask Question
Go Live
Mary
90 days alcohol free.
Taylor Powers
Depression Can Manifest in How Many Ways Again?
Depression Can Manifest in How Many Ways Again?
Not to get all cliché this week, but it's no secret the U.S. has a pretty big depress...

recoveryclubamerica.com Nashville TN

Software | Services | Crowdfunding | App | Platform

LEAD INVESTOR



**Ryan Cain** President, Hall of Fame Behavioral Health

As president of Hall of Fame Behavioral Health, I see first-hand the struggles so many people have with their emotional health. American Recovery Partners has a proven team of professionals and they have developed a valuable, innovative platform that makes access to effective mental health services super easy, and with privacy and no work or family time is missed. American Recovery Partners has developed the mental health model of the future now, and it is extra special that American Recovery Partners' services complement services provided by hospitals, addiction treatment centers and other health care providers. I've been involved in the behavioral space for many years, and I invested because I am a big believer.

**Invested $20,000 this round**

## Highlights

1. Demand for treatment of behavioral health conditions is double the volume of treatment provided
2. Access to treatment is a major obstacle. We solve the access problem with the push of a button.
3. We provide treatment of mental illness and/or addiction in the person's home and online.
4. People thrive in communities and our online support community is the hub of our solution.
5. Platform built; proven profit margins and traction to profitability. Seasoned, proven management team.

5 management team.

## Our Founder



**Kevin D. Lee** President & CEO

Founded six companies (including Recovery Club America and InHome Recovery).



Previous four had successful exits. Twenty-seven years in behavioral health. Involved in development of 20 psychiatric hospitals and 16 addiction treatment centers.

Given that half the people who need behavioral health services do not get treatment, and how important that is for the quality of life for such a large population, we know how to help and we provide valuable solutions.

## Help - at the push of a button

Most people who need behavioral health services in the U.S. do not receive services and their behaviors not only affect their lifestyles and overall health they affect their loved ones and fellow workers as well. Whether someone suffers from mental illness or addiction, or both, it's hard to get healthy and stay healthy.


21% OF ADULTS HAVE A MENTAL HEALTH CONDITION THAT SHOULD BE TREATED
LOVED ONES AFFECTED


APPROXIMATELY


15% OF ADULTS HAVE ADDICTION THAT SHOULD BE TREATED.
LOVED ONES AFFECTED

Approximately 67 million Americans have mental illness and need treatment and nearly half of them do not get treatment. 41 million Americans have addiction to alcohol or other drugs and need treatment and less than 10% receive treatment.


MENTAL ILLNESS:
Roughly 28 million untreated
50%

ADDICTION:


Roughly 37 million untreated
90%

Many people do not get treatment because of obstacles to accessing treatment. The obstacles include the problems associated with missing family or work in order to access treatment. The National Alliance of Mental Illness reports that 8 out of 10 workers say shame and stigma prevent them from seeking help.

We make access to treatment and ongoing treatment super easy. Our anytime/anywhere online service is appealing to folks who want minimal interruption in their activities of daily life. We send the message that you can do this without shame or stigma.

We intend to change the way treatment gets done with easy access, the evidence-based treatment programs we use, and our proven peer support system. All of our treatment programs are based on clinical practices that have been proven to work.

Our "Club Members" are the persons who use our services. Our peer support system is based on Club Members staying connected with our staff and other Club Members. We know that connection is a key to staying healthy for people. Our peer support system includes a "Personal Dashboard" for accountability and mental fitness. Some of our team members helped to develop a premier peer support/coaching service for another company.

Our online community is the hub of our solution. People thrive when they are engaged in a community of people with similar interests. Our community model is all about getting people together who support each other in facing similar challenges.

Our management team has learned from previous experiences the value of outcomes and we are very focused on our purpose – to help people with behavioral health challenges become healthy and stay healthy. Our job is to keep Club Members from missing work or using the health care system as a result of their behavioral health condition.

Over time, as we show that our Club Members remain healthy, employers and health insurance companies will use our services more and more. We believe this because our management team has done it before.

## To market our services most effectively, we operate two brands – InHome Recovery and Recovery Club America

American Recovery Partners owns majority interest in two companies that deliver these services. These companies complement each other in valuable ways. Many consumers are helped by both companies and there is much overlap in marketing and delivery of services.

**InHome Recovery's services include:**

- **Detoxification in the client's home under medical doctor supervision; the client misses just a few days of work versus longer term residential addiction treatment**
- **Ongoing medication assisted treatment provided in the client's home and online.**

Persons who benefit from InHome Recovery's services do so with anonymity, minimal lost days of work and the person usually has a support person at home who learns from us how to be most helpful so they become an asset in their loved one's recovery. Our detox service is managed by a physician and is safe and relatively comfortable. After detox, our primary objective is to help our client stay healthy. We do that with ongoing medication assisted treatment online so the client never needs to leave home for treatment. Medicines and drug screens are delivered to the client's home. Much of these ongoing services are provided by Recovery Club America.

Our InHome Recovery business model involves a simple case rate for detoxification and simple per session fees for ongoing therapy services. Health insurance almost always covers these services. These are professional services, and we earn average margins of 40% on these services.


Business model...
InHome Recovery
transfer to...
Recovery Club America
• Detox services for 3-5 days
• Individual & group therapy sessions

- Ongoing counseling & medication management
- **40% overall margin**

- Personal "coaching"
- Video training / self-help modules
  - Scalable
  - Higher margins
- **50% overall margin**

**Recovery Club America's services include:**

- **Super quick access to online treatment of mental illness and addiction**
- **Engaging people in a community. Active community engagement has proven to be effective in keeping people healthy, and our online community is unique.**

Recovery Club America provides therapies and peer support services to persons with behavioral health issues. Recovery Club offers an easy to access online community that engages Club Members in their recovery from drug abuse and/or mental illness. It is well established that people thrive by participating in communities, especially when they can visit with other folks who have very similar interests. We help each person achieve and maintain mental fitness. Routine engagement, accountability and peer support are keys to success.



RECOVERY TOOLKIT FOR BUILDING MENTAL FITNESS
PLAY
ENJOY LOTS OF GAMES AND CHALLENGES

Our community is entertaining and engaging, and this is valuable to folks who want to manage their mental fitness.



Our platform also offers a specialized "Parent Program" for parents with struggling teens. Our parent program is unique, and we use various tools such as videos. These videos facilitate productive group meetings involving parents.

This video is one of several we use in marketing our "Parent Program."


00:21

This video walks through our online community platform.




Recovery Club America
Add Post
Ask Question
Go Live
Welcome to The Club
Featured
Talk with a Therapist
Join a Group
vanessa mullins
I need help
NEW ACTIVITY
meth but I
wasn't a constant user I only did it
03:25

## Market

According to the federal Substance Abuse and Mental Health Association, during 2020 in the U.S., 26.6% of adults, or 67 million people, had mental illness. Also, according to SAMSHA, 14.9% of our U.S. population or 41 million people needed treatment for substance abuse.

Our management team knows from our many years of experience that most people who have chronic mental illness will self-medicate until they are addicted to alcohol or other drugs. These people are a big part of our target market.

## Why us?

Our management team has done this before.

In our prior experiences we've developed and operated most of the key pieces of services we provide now. Our community platform is our big new development and provides a big advantage versus competitors. It is unique among behavioral health companies. We know people thrive in communities and that groups of like-minded people provide each other support that is critical to good health.

Our team has many collective years of experience in providing behavioral health services. We've earned attractive profits in previous businesses. And using our experiences we've developed technologies that make our consumers' experiences rewarding and comfortable.

Most importantly, we only employ people who are purpose driven and passionate about helping other people have a better quality of life.

## Competition

There are dozens of providers of online treatment of mental illness or addiction. Many are very well-capitalized, so they have relatively large marketing budgets. Most large companies that provide therapy services do not exhibit interest in achieving outcomes that health insurers care about, although a few do such as Lyra Health. We believe our focus on outcomes will be a valuable advantage. Very few of these "digital behavioral health" companies treat both addiction and

mental illness and few provide a continuum of care like we do, and we consider those attributes weaknesses for those companies in comparison to our company.

Our management team has valuable experience in measuring and reporting outcomes to health insurance plans and to employers. We are convinced that our positive outcomes will be of meaningful value in years to come, and that health insurers and employers will choose providers like us who achieve sustained positive results.

## Our advantages

Our primary advantage centers around our community platform. It is unique among companies that treat mental illness and/or addiction. We know people thrive in communities and that groups of like-minded people, and that means people with similar concerns, provide each other support that is critical to good health.

For example, a big opportunity exists to create a community in which persons with eating disorders can meet. This is big; 9% of Americans will develop an eating disorder in their lifetime, eating disorders are second in mental illness deaths only to opioid overdose, and 26% of persons with eating disorders will attempt suicide. We have a community for eating disorders, it is our "Body Image" community, and it is within our broad community platform that contains other niche communities.

We have some other important advantages:

- Our unique "Parent Program" that helps adults with children who are struggling as well as spouses who are struggling with mental health issues.
- The personal accountability dashboard, games, and trophy system that we are developing. Staying healthy involves connectivity, which is through the community, and accountability, which is also through the community plus the personalized tools we provide.
- Our management team has developed profitable, sustainable behavioral health companies and we are putting our experiences to work in American Recovery Partners.


Looking for addiction
treatment in your home or
online in Tennessee?


00:07


Possible withdrawal
symptoms from
Benzodiazepines
00:06

## Key milestones

Since the beginning of 2022, here are some key accomplishments.

- We've earned attractive profit margins per unit of service. For example, our detox margins exceed 40% per unit of service.
- Our investments in our platform and operating systems are being realized; full launch of community platform and with minimal advertising we've grown to almost 800 Club Members.
- We are licensed in State of Tennessee as an outpatient mental health services provider.
- We are credentialed with Blue Cross Blue Shield in Tennessee so consumers can use health insurance benefits in using our services.
- We obtained certification from LegitScripts so that we can advertise addiction treatment services in Google Ads and Facebook.

## Financial projections

American Recovery Partners has not achieved profitability and we do not expect to achieve profitability until late in first quarter of 2023 at the earliest. We are raising funds for working capital and believe we will require a minimum of $700,000 to achieve positive net cash flow on a consistent basis.

Any forward-looking projections are not guaranteed.

**Investors in this raise will be purchasing Common Units, not Preferred Units. Wefunder investor Common Units will have 1x liquidation preference

over founder and employee-owned Common Units.

## Downloads

Press Release - Recovery Club America High Truths Podcast v1 5-03-22.docx